SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRATEGIC REALTY TRUST, INC.
(Name of Subject Company)

STRATEGIC REALTY TRUST, INC.
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

86278B109
(CUSIP Number of Class of Securities)

Andrew Batinovich Chief Executive Officer
Strategic Realty Trust, Inc. 400 South El Camino Real, Suite 1100
San Mateo, California, 94402
(650) 343-9300

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919)786-2000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to a tender offer (the “Offer”) by MPF Northstar Fund, LP; MPF Northstar Fund 2, LP; MacKenzie Northstar Fund 3, LP; MacKenzie Blue Ridge Fund III, LP; MacKenzie Flagship Fund 15, LLC; MPF Flagship Fund 14, LLC; MacKenzie Income Fund 27, LLC; MacKenzie Northwest Fund, LP; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; Coastal Realty Business Trust; and MacKenzie Capital Management, LP (the “Offerors”), to purchase up to 1,000,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock” or the “Shares”), of Strategic Realty Trust, Inc., a Maryland corporation (the “Company”), at a price of $3.00 per Share, in cash, without interest, (the “Offer Price”). MacKenzie Capital Management, LP, which is one of the Offerors, is serving as the depositary for the Offerors. The Offer is being made on the terms and conditions described in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on August 1, 2014 (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board”) unanimously recommends that the stockholders of the Company (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Strategic Realty Trust, Inc. The Company’s address is 400 South El Camino Real, Suite 1100, San Mateo, California, 94402. The Company’s principal telephone number is (650) 343-9300.

The title of the class of equity securities to which this Schedule 14D-9 relates is Common Stock. As of August 5, 2014, 10,969,714 shares of Common Stock were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to a tender offer by MPF Northstar Fund, LP; MPF Northstar Fund 2, LP; MacKenzie Northstar Fund 3, LP; MacKenzie Blue Ridge Fund III, LP; MacKenzie Flagship Fund 15, LLC; MPF Flagship Fund 14, LLC; MacKenzie Income Fund 27, LLC; MacKenzie Northwest Fund, LP; MPF DeWaay Premier Fund, LLC; MPF DeWaay Premier Fund 2, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; Coastal Realty Business Trust; and MacKenzie Capital Management, LP to purchase, subject to certain terms and conditions, up to 1,000,000 outstanding Shares, at a price of $3.00 per Share, in cash, without interest.

The Offer is on the terms and conditions described in the Schedule TO. Unless the Offer is extended by the Offerors, it will expire at 11:59 p.m., Pacific Time, on September 19, 2014.

According to the Schedule TO, the Offerors’ business address is 1640 School Street, Moraga, California 94556 and their telephone number is (925) 631-9100.

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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and its executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions and Director Independence” in the Company’s Annual Report on Form 10-K dated March 31, 2014 (the “Annual Report”), which information is incorporated herein by reference. The Annual Report was previously mailed to all Stockholders of record as of March 31, 2014 and is available for free on the SEC’s website at www.sec.gov.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation Recommendation

The Board thoroughly and carefully evaluated and assessed the terms of the Offer with the assistance of the Company’s management[, financial advisor] and outside legal advisor. The Board has unanimously determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

The Company acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offerors pursuant to the Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

(b) Reasons for the Recommendation

In reaching the determination and in making the recommendation described above, the Board (i) reviewed the terms and conditions of the Offer; (ii) consulted with the Company’s management[, financial advisor] and outside legal counsel; and (iii) evaluated various relevant factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets and future prospects in order to assess the adequacy of the terms of the Offer.

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The reasons why the Company believes that the Offer is not in the best interests of the Stockholders include the following:

•	In July the Board and the Company’s independent directors approved an estimated value per share of the Company’s common stock of $7.11 based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, or net asset value, divided by the number of Shares and operating partnership units outstanding, as of March 31, 2014. The estimated value per share was determined after consultation with Robert A. Stanger & Co, Inc., an independent third-party valuation firm. The estimated value per share does not mean that a Stockholder would ultimately realize distributions per share equal to the Company’s estimated value per share upon liquidation of the Company’s assets and settlement of its liabilities or a sale of the Company. The risks and limitations of the Company’s estimated value per share discussed in the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2014 are incorporated herein by reference.

•	The Offer indicates that the Offerors have not made an independent appraisal of the Shares or the Company’s properties and that they are not qualified to do so.

•	To determine their estimated value of the Shares, the Offerors’ took the net operating income of the Company’s properties for the first quarter of 2014 and annualized this number. The Offerors then applied an 8.5% “capitalization rate” to this number producing a valuation of the Company’s properties of $159,671,000. In contrast, the Company’s net asset value approved by the Board in consultation with an independent third-party valuation firm, estimates the value of the Company’s properties to be $200,762,000. The Offerors’ approach to valuation of real estate is simplistic and can be erroneous. The independent third-party valuation firm hired by the Board used a discounted cash flow method of valuation along with an income capitalization approach and a direct sales comparison approach. The method used by the Offerors does not include any value for the Company’s undeveloped land holdings and is in total $41,091,000 less than the valuation approved by the Board and the Company’s independent directors in consultation with an independent third-party valuation firm.

•	The Company believes that the Offer Price represents an opportunistic attempt by the Offerors to profit by purchasing the Shares at a price substantially below their current value, thereby depriving the Stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In that regard, the Company noted that, in the Offerors’ own words: “The [Offerors] are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $3.00 per Share, the [Offerors] are motivated to establish the lowest price which might be acceptable to [Stockholders] consistent with the [Offerors’] objectives.”

•	The Offer is subject to certain conditions, some of which provide the Offerors with the “reasonable” discretion to determine whether the conditions have been met, such as the Offerors’ determination as to whether there has been any change or development that has a material adverse effect with respect to either the value of the Company or the value of the Shares to the Offerors. In addition, the Company noted that the Offer can be amended or terminated with little notice to Stockholders. Accordingly, the Company noted that there could be no assurance that the Offer would be completed as soon as the Offerors imply.

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In view of the number of reasons and complexity of these matters, the Company did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Company has determined that the Offer is not in the best interests of the Stockholders.

Accordingly, the Company recommends that the Stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(c) Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). In addition, Glenborough Property Partners, LLC, an affiliate of the Company’s external advisor and the Company’s largest stockholder, will not be selling any of its 138,000 shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such entity or person for purchase pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

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Additionally, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8. ADDITIONAL INFORMATION.

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Part I. Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 31, 2014 (which section is incorporated herein by reference).

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ITEM 9. EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated August 11, 2014.*

(a)(2)	Text of E-mail to Financial Advisors, dated August 11, 2014.

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**	The sections of the Company’s Annual Report specified in Items 3 and 8 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014.

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

STRATEGIC REALTY TRUST, INC.

By:	/s/ Andrew Batinovich
Name: Andrew Batinovich
Title: Chief Executive Officer

Dated: August 11, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated August 11, 2014.*

(a)(2)	Text of E-mail to Financial Advisors, dated August 11, 2014.

(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014.**

(g)	Not applicable.

*	Included in copy mailed to Stockholders.

**	The sections of the Company’s Annual Report specified in Items 3 and 8 hereto are incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2014.